

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re:** **Function(X) Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 7, 2012**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated February 29, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 Filed March 7, 2012

General

1. Your amended registration statement still does not present share information on a post-split, retroactive basis for certain items that occurred prior to February 16, 2011, as requested in prior comment 3. Please refer to pages 13, 31 and 47, and revise as appropriate. The table on page 13 should present stock prices for periods prior to the reverse stock split that give retroactive effect to that split.

2. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Risk Factors, page 6

3.   Please revise the first risk factor on page 11 to address the risk to your public investors of the restrictions on sales of unregistered securities under Rule 144 as the result of your former shell company status. For example, such restrictions may have a potential adverse impact on your ability to attract additional capital to implement your business plan or sustain operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

4.   Throughout your management's discussion and analysis section you refer to amounts that appear to be inconsistently presented in either full dollar amounts or in thousands with the last three zeros omitted, except for share data. As non-exclusive examples, please refer to pages 17 and 20 where some figures appear to be in the thousands, while others are not. Please revise your entire management's discussion and analysis section to provide a consistent presentation of all financial items.

Liquidity and Capital Resources, page 19

5.   We note your responses to prior comments 4 and 5 regarding your business description for TIPPT, Inc. In light of the substantial capital you are obligated to provide TIPPT, Inc. in the next year, please expand to discuss the funds loaned to TIPPT to date and also expand the Business section to provide the disclosures responsive to Item 101(h)(4) of Regulation S-K for this prospective business. Page 29 currently vaguely references a prospective coupon business and celebrity engagement agreements. As a non-exclusive example, it is unclear how these celebrity engagement agreements relate to your coupon business and/or your Viggle business or how TIPPT, Inc. will generate revenue.

6.   Please revise Liquidity and Capital Resources to provide information regarding your operations, capital resources and capital requirements that is as close to filing date of your amendment, as practicable. Address any material developments that have occurred subsequent to your most recent balance sheet date in this regard.   For example, you refer to new products and/or businesses on your website that are not discussed in your prospectus or how they will affect your liquidity, financial condition, or operations.

7.   We note your response to prior comment 9 regarding your plan of operations and your continued lack of quantitative disclosure of your anticipated expenses and potential capital and financing needs for the next 12 months. Please revise to explain in greater

detail why the operating expenses, including general and administrative, salary, and sales and development costs, are highly variable and provide meaningful quantitative context about the extent to which those expenses are variable. In light of your lack of operating history, please consider providing quantitative disclosure of your plan of operation for the next 12 months, or your anticipated budget. If such plans are subject to change do to certain circumstances, you may discus discuss factors and uncertainties that may affect the actual capital needs.

Our Business, page 24

8.   We note your response to prior comment 8 regarding your purchasing of gift cards for cash to be used as rewards. On page 24, you indicate that you have issued 78,873 reward redemptions, yet you have only nominal revenues. Please revise this section and your management's discussion and analysis to describe the nature of your rewards, examples of the rate at which they are earned and quantitative information such as average dollar value of such rewards that are expected or likely. Please expand management's discussion and analysis to provide quantitative information regarding the likely cost of these rewards and the funding of rewards that has been experienced and is anticipated under your business plan.

9.   We note your response to prior comment 9 regarding the $9 million of intellectual property you acquired. Please summarize the material terms of your 100 Mile Group agreement and describe how it will be a part of your consolidated operations. Further, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide us an analysis why you do not believe it is a material agreement despite the substantial valuation of the related intellectual property.

10.   Your disclosure regarding your Watchpoints acquisition of patent applications on page 30 refers to audio fingerprinting technology that is currently not in use and unlikely to be used in the future. Please revise to clarify whether this audio fingerprinting technology differs from digital fingerprinting technology described as a crucial part of your Viggle application.

11.   Please further explain your response to prior comment 16 by more specifically describing how the use of the jet is a part of your business plan. You reference Mr. Sillerman's "anticipated business travel schedule" and expected cost savings on page 46. More specifically, describe the nature of Mr. Sillerman's business travel and provide support for your belief that this will generate cost savings, notwithstanding your status as a development stage business with limited revenue. We note that the fractional jet management fee and financing payments total approximately $35,000 per month. It is unclear how the use of the jet will represent cost savings, compared to commercial airline travel, for example.

Form 10-Q for the Quarter Ended December 31, 2011

Note 5. Acquisitions

TIPPT Media Inc., page 13

12.   We note your response to our prior comment 17. Please explain further the following as it relates to the TIPPT Media acquisition:

- Tell us whether there were any related party interests amongst The 100 Mile Group, TIPPT LLC., TIPPT Media Inc., or the company prior to the December 23, 2011 acquisition;
- Tell us when TIPPT Media was created and when negotiations to purchase TIPPT Media began;
- Describe further the contractual agreement between The 100 Mile Group and TIPPT and please clarify whether the contract was assigned to TIPPT Media, Inc. Tell us the date, terms and purpose of this arrangement and provide us with a copy of the contract. Tell us whether you have received any services, to date, from The 100 Mile Group pursuant to this arrangement;
- Explain further how you evaluated this acquired intangible asset for impairment;
- In light of Robert Sillerman's extensive connections in the entertainment industry, please explain further why the contractual agreement between TIPPT Media and The 100 Mile Group was considered so valuable to the company;
- We note from the Form 8-K filed on January 25, 2012 that you announced the launch of several strategic partnerships, including Verizon Communications, Capital One, Gatorade, Burger King and Pepsi. Tell us whether these partner arrangements were negotiated by TIPPT Media on behalf of the company or whether they were negotiated by the company itself. If negotiated by TIPPT Media, tell us when these negotiations materially took place; and
- We note that the operating results of TIPPT Media have been included in the company's consolidated financial statements since the date of acquisition. Tell us how you are accounting for the 35% noncontrolling interest in TIPPT Media in your consolidated financial statements.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you thereafter require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP